Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES $128 MILLION IN NEW CONTRACTS

Calgary, Alberta, November 29, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced it has been recently awarded two new contracts totaling approximately $128 million.

The first of these new contracts has been awarded by the Joslyn North Mine Project (the Project) for the initial earthworks at the Project site north of Fort McMurray.  The work, to be completed over a period of about 12 months commencing November 2011, involves clearing the site and establishing access (roads, drainage etc.) in preparation for the planned future construction of the mine and extraction facility.

“We were very pleased to have been awarded this initial phase in the construction of the Joslyn North Mine Project,” said Rod Ruston, President and CEO of NAEP.  “We intend to use this opportunity to further demonstrate our extensive oil sands construction capabilities and to build on our successful track record of executing projects in a manner that meets our client’s expectations with respect to safety, environmental management, quality and cost.”

The second contract is for work at the Mt. Milligan Copper/Gold Project in northern British Columbia and covers the erection of more than 7,000 tonnes of structural steel as well as the installation of cladding, insulated roofing panels, cranes and lighting for new mill concentrator facilities at the mine.  Work on this contract will begin in November 2011 and is targeted to be completed by Fall 2012.  The work will be carried out by a combination of NAEP personnel and specialized subcontractors.

“Our new contract at the Mt. Milligan Copper/Gold Project is significant since it is an expansion of our industrial capabilities into above-ground construction,” added Mr. Ruston.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

NEWS RELEASE

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca